 Exhibit 99.50

GRANDE WEST TRANSPORTATION GROUP INC.

Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, expressed in Canadian Dollars)

	Note	September 30, 2020	December 31, 2019
		$	$
Current Assets
Cash and cash equivalents		1,286,224	757,261
Restricted cash		356,616	356,616
Trade and other receivables		5,216,748	9,199,646
Inventory	3	17,932,292	19,303,162
Prepaids and deposits		2,390,372	1,203,744

		27,182,252	30,820,429
Long-term Assets
Intangible assets		1,310,882	1,551,333
Property and equipment		4,216,167	4,532,699

		32,709,301	36,904,461

Current Liabilities
Accounts payable and accrued liabilities		7,379,364	7,889,908
Credit facility	4	3,746,310	5,849,682
Current portion of deferred revenue	5	1,387,757	1,281,364
Current portion of provision for warranty cost	6	880,520	1,403,792
Current debt facilities	7	3,502,602	1,960,503
Current portion of other long-term liabilities		233,793	226,003

		17,130,346	18,611,252

Long-term Liabilities
Other long-term liabilities		212,603	388,931
Provision for warranty cost	6	302,807	142,833
Deferred revenue	5	1,153,176	1,101,936

		18,798,932	20,244,952

Shareholders’ Equity (Deficiency)
Share capital	8	38,104,414	37,136,584
Contributed surplus	8	2,496,799	2,384,204
Accumulated other comprehensive loss		(12,149)	(16,389)
Deficit		(26,678,695)	(22,844,890)

		13,910,369	16,659,509

		32,709,301	36,904,461

COMMITMENTS (Note 12)

SUBSEQUENT EVENTS (Note 14)

Approved on behalf of the Board:

/s/“William R. Trainer “	/s/“Christopher Strong”
Director	Director

See accompanying notes to the interim condensed consolidated financial statements

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Loss

(Unaudited, expressed in Canadian Dollars)

		For the three	For the three	For the nine	For the nine
		months	months	months	months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Note	2020	2019	2020	2019
		$	$	$	$

Revenue
Bus sales	11	7,985,099	—	18,652,461	15,553,475
Other	11	936,128	1,605,755	2,938,669	3,664,175
		8,921,227	1,605,755	21,591,130	19,217,650

Cost of sales	3	(8,355,368)	(1,647,337)	(20,435,733)	(15,577,192)

Gross margin		565,859	(41,582)	1,155,397	3,640,458

Expenses
Sales and administration		1,327,815	1,825,233	3,847,308	5,508,775
Stock-based compensation		256,056	(26,669)	403,669	419,481
Amortization		160,235	158,558	477,643	466,446
Interest and finance costs	4,7	229,677	142,927	564,513	536,749
Foreign exchange (gain)		(98,848)	(30,442)	(303,931)	(64,897)

		1,874,935	2,069,607	4,989,202	6,866,554

Net loss		(1,309,076)	(2,111,189)	(3,833,805)	(3,226,096)

Loss per share
Basic & diluted		(0.02)	(0.03)	(0.05)	(0.04)

Weighted average number of common shares outstanding
Basic & diluted		75,995,504	72,679,530	75,995,504	72,679,530

See accompanying notes to the interim condensed consolidated financial statements

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, expressed in Canadian Dollars)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	September	September	September	September
	30, 2020	30, 2019	30, 2020	30, 2019
	$			$

Net loss	(1,309,076)	(2,111,189)	(3,833,805)	(3,226,096)

Other comprehensive loss
Items that may be reclassified subsequently
to net loss
Exchange differences on translation of foreign operations	(3,583)	(83)	4,240	(83)

Total other comprehensive (loss) income	(3,583)	(83)	4,240	(83)
Total comprehensive loss	(1,312,659)	(2,111,272)	(3,829,565)	(3,226,179)

See accompanying notes to the interim condensed consolidated financial statements

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, expressed in Canadian Dollars)

					Accumulated
					Other
		Number of		Contributed	Comprehensive		Total Shareholders’
	Note	Shares	Share Capital	Surplus	(Loss) Income	Deficit	Equity
			$	$	$	$	$
Balance, December 31, 2018		73,760,409	35,981,664	2,773,865	—	(17,859,481)	20,896,048
Issuance of shares stock options exercised	8.2 (c)	250,000	177,920	(52,919)	—	—	125,001
Issuance of shares RSU vested	8.2 (d)	460,000	933,800	(933,800)	—	—	—
Stock-based compensation	8.4-8.5	—	—	419,481	—	—	419,481
Other comprehensive loss		—	—	—	(83)	—	(83)
Net loss		—	—	—	—	(3,226,096)	(3,226,096)
Balance, September 30, 2019		74,470,409	37,093,384	2,206,627	(83)	(21,085,577)	18,214,351

Balance, January 1, 2020		74,530,409	37,136,584	2,384,204	(16,389)	(22,844,890)	16,659,509
Issuance of shares convertible debt exercised	8.2 (a)	1,837,736	751,830	(144,400)	—	—	607,430
Issuance of shares RSU vested	8.2 (b)	400,000	216,000	(216,000)	—	—	—
Warrants	8.3	—	—	69,326	—	—	69,326
Stock-based compensation	8.4-8.5	—	—	403,669	—	—	403,669
Other comprehensive income		—	—	—	4,240	—	4,240
Net loss		—	—	—	—	(3,833,805)	(3,833,805)
Balance, September 30, 2020		76,768,145	38,104,414	2,496,799	(12,149)	(26,678,695)	13,910,369

See accompanying notes to the interim condensed consolidated financial statements

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, expressed in Canadian Dollars)

		Nine months ended	Nine months ended
	Note	September 30, 2020	September 30, 2019
		$	$
OPERATING ACTIVITIES
Net loss for the period		(3,833,805)	(3,226,096)
Items not involving cash:
Amortization		738,552	762,640
Foreign exchange (gain) loss		(25,876)	37,174
Interest and finance costs		564,513	536,749
Stock-based compensation	8	403,669	419,481
		(2,152,947)	(1,470,052)
Changes in non-cash items:
Trade and other receivables		3,897,167	8,692,271
Inventory	3	1,491,003	(2,178,633)
Prepaids and deposits		(1,186,894)	3,090
Accounts payable and accrued liabilities		(536,697)	(5,254,071)
Deferred revenue	5	77,500	—
Warranty provision	6	(364,802)	(678,334)
Cash from operating activities before interest paid		1,224,330	(885,729)
Interest paid		(393,614)	(272,371)
Cash from (used in) operating activities		830,716	(1,158,100)

INVESTING ACTIVITIES
Intangible assets		—	(110,543)
Purchase of property and equipment		(179,713)	(338,337)
Restricted cash		—	(1,383)
Cash (used in) investing activities		(179,713)	(450,263)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	8	—	125,001
Repayments of credit facility	4	(2,103,372)	(510,279)
Proceeds from current debt facilities	7	2,219,000	121,607
Repayment of current debt facilities	7	(51,866)	(154,993)
Repayment of convertible debt	7	(24,178)	—
Repayment of long-term loans		(183,403)	(147,413)
Cash (used in) financing activities		(143,819)	(566,077)
Effect of foreign exchange rate on cash		21,779	(37,175)
Increase (decrease) in cash and cash equivalents		528,963	(2,211,615)
Cash and cash equivalents, beginning		757,261	2,732,437
Cash and cash equivalents, ending		1,286,224	520,822
Supplemental cashflow information
Non-monetary transaction	11

See accompanying notes to the interim condensed consolidated financial statements

Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

During the three months ended March 31, 2020, the coronavirus known as COVID-19 was announced as a global pandemic. As a result of global volatility, the Company has put in place business continuity plans to adapt to evolving market conditions. The Company has sufficient access to capital as its agreement with its financial institution has been renewed (Note 14). Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company has determined that there is no change in the Company’s conclusion about its ability to continue as a going concern. However, the duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company has received $543,654 in aid during the nine months ended September 30, 2020 which was recognized as a decrease in salary expenses.

2.	BASIS OF PRESENTATION

i)	Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)    Statement of compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

The consolidated financial statements were authorized for issue by the Board of Directors on November 20, 2020.

b)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)    Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 as well as the audited consolidated financial statements for the year ended December 31, 2019.

3.	INVENTORY

	September 30,2020	December 31, 2019
	$	$
Finished goods	14,374,397	14,336,356
Works in progress - buses	708,239	2,486,988
Parts for resale	2,849,656	2,479,818
Total Inventory	17,932,292	19,303,162

As at September 30, 2020 and December 31, 2019, finished goods inventory consisted of the costs of fully assembled buses, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 4.

Page | 7

Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

During the nine months ended September 30, 2020, the Company recognized $16,329,788 as the cost of inventory for direct materials included as an expense in cost of sales (September 30, 2019 - $11,995,398).

4.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of $20 million. The terms of the agreement were amended during the three months ended March 31, 2019, to reduce the interest rate and extend the term to October of 2020. The credit facility bears interest of 0.75% plus Royal Bank Prime rate on Canadian loans and US Prime rate plus 0.75% on US loans. The facility is secured by way of a general security agreement over all assets of the Company.

As at September 30, 2020, the Company had drawn $3,746,310 on this facility, comprising $3,746,310 in Canadian funds and $nil in US funds.

The Company must maintain a consolidated 12 month rolling fixed charge coverage ratio. The financial institution has waived the covenant until September 30, 2020.

Subsequent to September 30, 2020, the Company renewed the credit facility agreement (Note 14).

5.	DEFERRED REVENUE

		September 30, 2020	December 31, 2019
		$	$
Sales deposits		77,500	—
Future delivery of buses	(a)	2,463,433	2,383,300
Deferred revenue		2,540,933	2,383,300
Less: current portion		1,387,757	1,281,364
Long-term portion of deferred revenue		1,153,176	1,101,936

a)	The Company has recognized deferred revenue and an intangible asset in relation to an agreement with a customer to provide future delivery of eight buses. During the nine months ended September 30, 2020, the Company recognized $80,133 in interest expense related to the deferred revenue.

Page | 8

Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

6.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranties coverage for the first two years on specified components, with the exception of normal wear and tear.

During the nine months ended September 30, 2020, the Company recorded warranty expense of $666,394 (September 30, 2019 - $402,500) as part of its cost of sales in connection with sales completed during the nine months. During the nine months ended September 30, 2020, $567,555 (September 30, 2019 - $1,023,933) of warranty costs have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2018	2,373,982

Additions	527,500
Warranty claims applied	(1,418,037)
Change in estimate of warranty provision	63,180
Balance at December 31, 2019	1,546,625

Additions	666,394
Warranty claims applied	(567,555)
Change in estimate of warranty provision	(463,686)
Foreign exchange change in estimate	1,549
Balance at September 30, 2020	1,183,327
Less: Current portion	880,520
Long-term portion of warranty provision	302,807

7.	CURRENT DEBT FACILITIES

		September 30, 2020	December 31, 2019
		$	$
Unsecured debentures	(a)	1,692,602	—
Private loan	(b)	1,810,000	1,300,000
Convertible debt	(c)	—	608,637
Property and Commercial Insurance Loan		—	51,866
		3,502,602	1,960,503

a)	On March 20, 2020, the Company issued $1,750,000 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 2% and include 10% annual interest paid at maturity; the Company incurred borrowing costs of $110,326 and the debt has an effective interest rate of 16%. During the nine months ended September 30, 2020, the Company incurred $145,942 in interest expense on this loan, of which $93,014 is included in accounts payable and accrued liabilities at September 30, 2020.

In connection with the issuance, the Company also issued 1,050,000 warrants to purchase common shares at an exercise price of $0.38 per share; the value of these warrants was incorporated in the transaction costs of $110,326 referenced above. The warrants expire 12 months from the date of issue. In the event of default, the debt holder holds the right to convert the debt into common shares at $0.38 per share.

b)	The loans bear annual interest at a rate of 10%. During the nine months ended September 30, 2020, the Company incurred $73,187 (September 30, 2019 - $171,752) in interest expense on this loan, of which $8,552 (September 30, 2019 - $nil) is included in accounts payable and accrued liabilities at September 30, 2020.

Page | 9

Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

7.	CURRENT DEBT FACILITIES (Continued)

c)	On March 12, 2020, the Company issued 1,818,181 shares on the conversion of $600,000 in principal of the outstanding convertible debt. Principal of $24,178 was repaid at June 30, 2020.

8.	SHARE CAPITAL

8.1      Authorized: Unlimited number of common shares without par value

8.2      Issued and Outstanding Common Shares:

The details for the common share issuances during the three and nine months ended September 30, 2020 are as follows:

a.	During the nine months ended September 30, 2020, 1,837,736 shares were issued on settlement of the convertible debt of $607,430.

b.	During the three and nine months ended September 30, 2020, 300,000 RSU’s and 400,000 RSU’s were exercised for gross proceeds of $nil, respectively.

The details for the common share issuances during the nine months ended September 30, 2019 were as follows:

c.	During the nine months ended September 30, 2019, 250,000 stock options were exercised by employees of the Company at an average exercise price of $0.50 for gross proceeds of $125,001.

d.	During the nine months ended September 30, 2019, 460,000 RSU’s were exercised for gross proceeds of $nil.

8.3      Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
		$
Outstanding, December 31, 2018 and December 31, 2019	—	—

Issued	1,050,000	0.38
Outstanding, September 30, 2020	1,050,000	0.38

During the nine months ended September 30, 2020, the Company issued 1,050,000 warrants as part of a debt agreement (Note 7) with an exercise price of $0.38. The warrants expire 12 months from the date of issue.

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Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

8.4      Directors, Consultants, and Employee stock options

The Company has adopted a stock option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, stock options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of	Weighted Average
	Options	Exercise Price
		$
Outstanding, December 31, 2018	3,290,000	1.35
Issued	2,100,000	0.61
Forfeited	(1,500,000)	1.85
Exercised	(250,000)	0.50
Outstanding, December 31, 2019	3,640,000	0.75

Issued	450,000	0.43
Forfeited	(870,000)	0.67
Exercised	—	—
Outstanding, September 30, 2020	3,220,000	0.75

During the three months ended September 30, 2020, the Company granted 200,000 stock options to a consulting firm to purchase common shares of the Company with an exercise price of $0.48 per common share and expiring on September 17, 2022.

During the nine months ended September 30, 2020, the Company granted 250,000 stock options to executives and directors to purchase common shares of the Company with an exercise price of $0.40 per common share and expiring in five years. These stock options vest over one to three years.

During the nine months ended September 30, 2019, the Company granted 750,000 stock options to employees, executives and directors to purchase common shares of the Company with exercise prices ranging from $0.56 to $0.80 per common share and expiring in five years. 150,000 of these stock options will vest after meeting certain performance criteria with the remaining vesting over three years.

During the nine months ended September 30, 2019, the Company granted 500,000 stock options to a consultant to purchase common shares of the Company with an exercise price of $0.55 per common share and expiring on July 02, 2024. These stock options vested immediately on July 02, 2019.

During the nine months ended September 30, 2020, the Company recognized $176,340 (2019 - $286,348) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	September 30, 2020	December 31, 2019

Fair value at grant date	$0.13	$0.29
Risk-free interest rate	0.30%	1.64%
Expected life of options	5 years	5 years
Annual dividend rate	0%	0%
Annualized volatility	74%	67%
Forfeiture rate	7%	8%

Page | 11

Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

The following tables summarize information about the Company’s stock options outstanding at September 30, 2020:

				Remaining
	Options	Options	Exercise	Contractual
	Outstanding	Exercisable	Price	Life (Years)	Expiry Date
			$

October 13, 2015	250,000	250,000	0.70	0.04	October 13, 2020
June 16, 2016	250,000	250,000	0.58	0.71	June 16, 2021
September 6, 2016	95,000	95,000	0.50	0.93	September 6, 2021
November 21,2016	50,000	50,000	1.44	1.14	November 21, 2021
March 14, 2017	25,000	25,000	2.50	1.45	March 14, 2022
April 26, 2018	250,000	166,667	1.45	2.57	April 26, 2023
May 29, 2018	250,000	166,667	1.45	2.66	May 29, 2023
January 16, 2019	150,000	150,000	0.78	3.30	January 16, 2024
January 17, 2019	500,000	250,000	0.80	3.30	January 17, 2024
April 26, 2019	100,000	33,333	0.56	3.57	April 26, 2024
November 15, 2019	700,000	116,667	0.50	4.13	November 15, 2024
November 28, 2019	150,000	150,000	0.52	4.16	November 28, 2024
May 4, 2020	100,000	—	0.40	4.59	May 3, 2025
May 12, 2020	50,000	—	0.40	4.61	May 11, 2025
May 26, 2020	100,000	16,666	0.40	4.65	May 25, 2025
September 18, 2020	200,000	—	0.48	1.96	September 17, 2022

Total	3,220,000	1,720,000

8.5      Restricted Share Units

Pursuant to the Company’s Restricted Share Unit (RSU) Incentive Plan approved by the Board of Directors of the Company on June 8, 2015, restricted share units to acquire common shares of the Company may be granted to specified service providers of the Company in accordance with the terms and conditions of the plan.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

A summary of the Company’s RSUs are as follows:

Number of RSUs

Outstanding, December 31, 2018	460,000
Issued	290,000
Forfeited	(130,000)
Vested	(520,000)
Outstanding, December 31, 2019	100,000
Issued	300,000
Forfeited	—
Vested	(400,000)
Outstanding, September 30, 2020	—

Page | 12

Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

On January 16, 2019 the Company issued 290,000 RSU’s. On September 21, 2020 an additional 300,000 RSU’s were issued to directors and officers of the Company that vest after meeting certain performance criteria. At September 30, 2020, there were nil RSUs outstanding (September 30, 2019 160,000). During the nine months ended September 30, 2020, the Company recorded $144,000 (September 30, 2019 - $107,396) as stock-based compensation for the fair value of the RSUs issued.

8.6    Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (DSU) Incentive Plan approved by the Board of Directors of the Company on July 8, 2018, deferred share units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. The DSUs vest on the board members separation date from the Board of Directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2018	—
Issued	67,866
Outstanding, December 31, 2019	67,866

Issued	175,002
Outstanding, September 30, 2020	242,868

During the three and nine months ended September 30, 2020, the Company issued 134,465 DSUs and 175,002 DSUs, respectively to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the three and nine months ended September 30, 2019, the Company issued 24,163 DSUs and 42,122 DSUs, respectively to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the nine months ended September 30, 2020, the Company recorded $83,329

(September 30, 2019 - $25,737) as stock-based compensation for the fair value of the DSUs issued.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

Key Management includes personnel having the authority and responsibility for planning, directing and controlling the Company and includes the directors and executive officers.

Expenses incurred to Key Management are:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
	$	$
Salaries and benefits	780,531	1,329,758
Directors’ fees	33,008	71,867
Rent (a)	162,183	18,517
Share-based compensation	386,170	250,748
	1,361,892	1,670,890

Page | 13

Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

9.	RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

a)	During the nine months ended September 30, 2020, the Company paid $159,750 in rent to a company owned by a director. $162,183 was recognized as depreciation and interest expense on the lease.

During the nine months ended September 30, 2019, rent in the amount of $17,750 has been paid by the Company to a company with a common director and recognized as rent expense.

Balances with key management and other related parties are:

As at September 30, 2020, included in accounts payable are balances owing to a director and/or officer and/or companies controlled by officers of the Company in the amount of $53,209 (September 30, 2019 - $33,443).

All related party balancnon-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

10.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable and accrued liabilities, credit facility, debt facilities and other long-term liabilities. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

The following table summarizes the carrying values of the Company’s financial instruments:

	September 30, 2020	December 31, 2019
	$	$
Assets:
Measured at amortized cost (i)	6,859,588	10,313,523

Liabilities:
Amortized cost (ii)	15,074,672	16,315,027

(i)	Cash, restricted cash and trade and other receivables
(ii)	Accounts payable and accrued liabilities, credit facility, debt facilities and other long-term liabilities

11.	REVENUE

The Company’s revenue is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
	$	$
Bus sales (a)	18,652,461	15,553,475
Other revenue:
Spare part sales	2,449,988	3,089,508
Operating lease revenue	488,681	574,667

Total revenue	21,591,130	19,217,650

a)	During the nine months ended September 30, 2020, the Company received eight used buses as a trade-in for a sale to a customer. As a result of the non-monetary portion of this transaction, the Company recorded the eight used buses received at a fair value of $800,000 as revenue and inventory.

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Grande West Transportation Group Inc.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2020 and September 30, 2019

(Unaudited, expressed in Canadian Dollars)

12.	COMMITMENTS

The Company entered into a production agreement with its manufacturer whereby the parties have agreed to a specified production volume. Future minimum payments to the manufacturer as at September 30, 2020 are as follows:

$
Not later than one year	26,826,730
Later than one year and no later than five years	—
26,826,730

13.	SEGMENT INFORMATION

Allocation of revenue to geographic areas is as follows:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
	$	$
Canada
Bus sales	15,962,805	11,962,149
Spare part sales	2,285,443	2,339,363
Operating lease revenue	216,000	574,667
United States
Bus sales	2,689,656	3,591,326
Spare part sales	164,545	750,145
Operating lease revenue	272,681	—
Total	21,591,130	19,217,650

During the nine months ended September 30, 2020, the Company had bus sales of $13,494,167 and $2,689,656 to two customers representing 62% and 12% of total sales, respectively. During the nine months ended September 30, 2019, the Company had bus sales of $5,353,989 and $3,591,326 to two customers representing 28% and 19% of total sales, respectively.

14.	SUBSEQUENT EVENTS

On October 23, 2020, the Company renewed its revolving credit facility agreement for a three-year term with a financial institution for a maximum amount of $20 million.

The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars.

Per the terms of the agreement, the Company must maintain a fixed charge coverage ratio if the Company borrows over 75% of the available facility.

On November 20, 2020, the Company closed a private placement for 8,659,118 units at a price of $1.00 per unit. Each unit will be comprised of one common share of the Company and one-half of one share purchase warrant. Each warrant will allow the holder to acquire an additional common share of the Company at a price of $1.50 per share for a period of two years from the date of closing of the placement. The Company paid $422,880 and issued 422,880 additional warrants as finder’s fees related to the placement.

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